Notice of Thirty-Day Right to Examine and Cancel Annuity Contract

Since issue of this annuity Contract is intended to result in the replacement of an existing annuity, you may return this Contract for cancellation within 30 days after you receive it. If you do this, we will refund the cash surrender value calculated as of the date the Contract is returned plus any fee or charge deducted from the gross premiums or considerations paid.

Replacement-30-ICC